EXHIBIT 99.1

BrainsWay Reports Second Quarter 2024 Financial Results and Operational Highlights

Generated Robust 28% Year-over-Year Revenue Growth in Q2 2024

Recorded Positive Quarterly Net Income for Third Consecutive Quarter, and Positive Adjusted EBITDA and Cash Flow from Operations for Fourth Consecutive Quarter

Raising Lower End of Full-Year 2024 Revenue Guidance to Range of $38.5 Million to $40 Million

Conference Call to be Held Today at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, Aug. 06, 2024 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported second quarter 2024 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended June 30, 2024, revenues were $10 million, a 28% increase as compared to the second quarter of 2023.
  Gross margin for the second quarter of 2024 was 75%, an increase from 73% in the second quarter of 2023.
  Operating income for the second quarter of 2024 was $0.6 million, compared to a loss of $1.3 million for the same period in 2023.
  Net income for the second quarter of 2024 was $0.6 million, compared to a net loss of $1.7 million for the second quarter of 2023.
  Adjusted EBITDA1 for the second quarter of 2024 was approximately $1.2 million, compared to a loss of $0.6 million for the second quarter of 2023.
  Cash, cash equivalents, and short-term deposits as of June 30, 2024, amounted to $48.1 million, an increase of $0.3 million from March 31, 2024.
  The Company shipped a net total of 114 Deep TMS™ systems during the first half of 2024, a 13% increase compared to the same period last year, which brings BrainsWay’s Deep TMS installed base to 1,215 total systems as of June 30, 2024, a 17% increase from the installed base at the same point in the prior year.
  During the second quarter of 2024, the Company shipped 42 obsessive-compulsive disorder (OCD) coils as add-on helmets to certain of BrainsWay’s new and existing systems, representing OCD treatment capability on 50% of its total installed base.
  Broadly entered Canadian market via exclusive multi-year distribution agreement with a specialty distributor, including minimum quantity orders that increase successively over several years, beginning with 11 Deep TMS systems in 2024.
  Initiated a randomized, multicenter U.S. clinical trial to evaluate an accelerated treatment protocol for the Company’s proprietary Deep TMS system to treat major depressive disorder (MDD) as compared to the current standard-of-care Deep TMS protocol.
  Received expanded FDA labeling for Deep TMS to treat late life depression, increasing the upper limit of the age range from 68 to 86.

Full Year 2024 Financial Guidance

  Raising the lower end of the full-year 2024 revenue guidance to a range of $38.5 million to $40 million, thus representing growth of 21% to 25% over full-year 2023 revenue.
  Anticipating continued profitability momentum and positive cash generation throughout the second half of 2024.

“Market demand for our Deep TMS system continued to increase during the second quarter of 2024, driving 28% revenue growth year-over-year. In addition, we generated positive quarterly net income for the third consecutive quarter, and positive Adjusted EBITDA and cash flow from operations for the fourth consecutive quarter,” said Hadar Levy, BrainsWay’s Chief Executive Officer. “Our focus on enterprise customers continues to play a key role in our sales growth and improved margins. We believe that continuing to incorporate our technology within these large, expanding mental health groups and networks provides us with a tremendous opportunity for future profitable growth.”

“Another important growth driver for our business is the expansion of our international footprint. This includes our recently announced strategic distribution agreement with an established specialty distributor in Canada, which opens the Canadian market to our Deep TMS therapy. We expect revenue from this new agreement to contribute to our top-line in the second half of 2024. Moreover, we continue to advance our clinical trial pipeline, including via the initiation of a multicenter study of an accelerated Deep TMS depression protocol. We believe this protocol could reshape how patients and physicians view the accessibility of Deep TMS therapy,” concluded Mr. Levy.

Call and Webcast

BrainsWay’s management will host a conference call on Tuesday, August 6, 2024, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Tuesday, August 6, 2024, at 8:30 AM Eastern Time:

United States:	1-877-300-8521
International:	1-412-317-6026
Israel:	1-80-921-2373
Conference ID:	10190847
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1679332&tp_key=1f7beb24a2

The conference call will be broadcast live and will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/events-and-presentations/event-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating income and net income, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net income adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating income (loss) and net income (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net income (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net income (loss) and our IFRS financial results.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com

___________________
1 See Adjusted EBITDA details and reconciliation table in the appendix below.

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$47,864	$10,520
Short-term deposits	-	35,465
Restricted cash	271	271
Trade receivables, net	3,868	3,780
Inventory	3,765	3,717
Other current assets	1,567	1,712
	57,335	55,465
Non-Current Assets
System components	1,482	1,273
Leased systems, net	3,588	3,700
Other property and equipment	1,172	817
Other long-term assets	2,054	1,717
	8,296	$7,507
	$65,631	$62,972

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$1,609	$758
Deferred revenues	4,916	2,504
Liability in respect of research and development grants	1,087	1,008
Other accounts payable	4,586	5,491
	12,198	9,761
Non-Current Liabilities
Deferred revenues and other liabilities	4,367	5,553
Liability in respect of research and development grants	6,086	6,077
	10,453	11,630

Equity
Share capital	367	367
Share premium	140,662	140,344
Share-based payment reserve	4,730	4,360
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(100,591)	(101,302)
	42,980	41,581

	$65,631	$62,972

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands (except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Revenues	$10,005	$7,829	$19,100	$14,454
Cost of revenues	2,468	2,095	4,751	3,887
Gross income	7,537	5,734	14,349	10,567

Research and development expenses, net	1,711	1,902	3,337	3,687
Selling and marketing expenses	3,796	3,983	7,623	8,895
General and administrative expenses	1,444	1,192	2,710	2,995
Total operating expenses	6,951	7,077	13,670	15,577

Operating income (loss)	586	(1,343)	679	(5,010)

Finance income	518	443	1,115	1,408
Finance expenses	401	578	808	136
Income (loss) before income taxes	703	(1,478)	986	(3,738)
Taxes on income	103	185	275	356
Net income (loss) and total comprehensive income (loss)	$600	$(1,663)	$711	$(4,094)

Basic and diluted net income (loss) per share	$0.02	$(0.05)	$0.02	$(0.12)

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Total comprehensive income (loss)	$600	$(1,663)	$711	$(4,094)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	58	101	120	194
Depreciation of leased systems	240	239	495	472
Impairments and disposals	391	211	642	457
Finance expenses (income), net	(117)	135	(307)	(1,272)
Cost of share based payment	364	103	669	52
Income taxes	103	185	275	356
Total adjustments to reconcile income (loss)	1,039	974	1,894	259
Changes in asset and liability items:
Decrease (increase) in trade receivables	454	1,928	(120)	1,435
Decrease (increase) in inventory	(54)	1,295	(107)	367
Decrease (increase) in other current assets	(233)	(390)	31	(612)
Increase (decrease) in trade payables	730	(46)	880	(581)
Decrease in other accounts payable	(165)	(1,166)	(530)	(738)
Increase (decrease) in deferred revenues and other liabilities	(721)	(289)	1,203	411
Total changes in asset and liability	11	1,332	1,357	282
Cash paid and received during the period for:
Interest paid	(12)	(10)	(23)	(22)
Interest received	704	366	1,581	1,040
Income taxes paid	(994)	(4)	(994)	(11)
Total cash paid and received during the period	(302)	352	564	1,007
Net cash provided by (used in) operating activities:	1,348	995	4,526	(2,546)

Cash flows from investing activities:
Purchase of property and equipment and system components	(847)	(1,497)	(1,571)	(1,431)
Proceeds from sub-lease asset	20	-	40	-
Withdrawal of (investment in) deposits, net	35,025	(14)	35,019	(16)
Net cash provided by (used in) investing activities	34,198	(1,511)	33,488	(1,447)

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	-	(345)	(532)	(345)
Exercise of share options	19	-	19	-
Receipt of government grants	-	32	-	32
Repayment of lease liability	(54)	(64)	(111)	(130)
Net cash used in financing activities	(35)	(377)	(624)	(443)
Exchange rate differences on cash and cash equivalents	(29)	10	(46)	23

Increase (decrease) in cash and cash equivalents	35,482	(883)	37,344	(4,413)
Cash and cash equivalents at the beginning of the period	12,382	44,051	10,520	47,581
Cash and cash equivalents at the end of the period	$47,864	$43,168	$47,864	$43,168

(a) Significant non cash transactions:
Recognition of new lease liability and right-of-use	$109	$183	$181	$207
Termination of lease liability and right-of-use	$17	$59	$17	$70

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Net income (loss) and total comprehensive income (loss)	$600	$(1,663)	$711	$(4,094)

Finance expenses (income), net	(117)	135	(307)	(1,272)
Income taxes	103	185	275	356
Depreciation and amortization	58	101	120	194
Depreciation of leased systems	240	239	495	472
Cost of share based payment	364	103	669	52
Restructuring and litigation Cost	-	267	-	802
Adjusted EBITDA	$1,248	$(633)	$1,963	$(3,490)